Citigroup Global Markets Holdings Inc.
Guaranteed by Citigroup Inc.

13 Month Autocallable Contingent Coupon Securities linked to META

Preliminary Terms

This summary of terms is not complete and should be read with the pricing supplement below

Issuer:	Citigroup Global Markets Holdings Inc.
Guarantor:	Citigroup Inc.
Underlying:	Meta Platforms, Inc. (ticker: "META")
Pricing date:	November 14, 2023
Valuation dates:	Monthly
Maturity date:	December 19, 2024
Contingent coupon:	At least 8.00% per annum*, paid monthly only if the closing value of the underlying is greater than or equal to its coupon barrier value on the related valuation date. You are not assured of receiving any contingent coupon.
Coupon barrier value:	75% of the initial underlying value
Final buffer value:	75% of the initial underlying value
Automatic early redemption:	If on any potential autocall date the closing value of the underlying is greater than or equal to its initial underlying value, the securities will be automatically called for an amount equal to the stated principal amount plus the related contingent coupon
Potential autocall dates:	Monthly on valuation dates beginning after six months
Equity ratio:	The stated principal amount *divided* by the initial underlying value
CUSIP / ISIN:	17331ASC6 / US17331ASC61
Initial underlying value:	For each underlying, its closing value on the pricing date
Final underlying value:	For each underlying, its closing value on the final valuation date
Buffer percentage:	25%
Cash buffer:	$250.00 in cash per security (equal to the stated principal amount multiplied by the buffer percentage)
Payment at maturity (if not autocalled):	• If the final underlying value is **greater than or equal to** the final buffer value: $1,000 • If the final underlying value is less than the final buffer value: a fixed number of underlying shares equal to the equity ratio (or, if we elect, the cash value of those shares based on the final underlying value) + the cash buffer If the securities are not automatically redeemed prior to maturity and the final underlying value is less than the final buffer value, which means that the underlying has depreciated from the initial underlying value by more than the buffer percentage, you will receive underlying shares (or, in our sole discretion, cash) and a cash buffer at maturity that together will be worth less than the stated principal amount of your securities.
Stated principal amount:	$1,000 per security
Pricing Supplement:	Preliminary Pricing Supplement dated October 16, 2023

* The actual contingent coupon rate will be determined on the pricing date.
** The hypotheticals assume that contingent coupon will be set at the lowest value indicated in this offering summary.
*** Assumes the interim valuation date is also a potential autocall date.
****Assumes that the closing value of the underlying on the maturity date is the same as the final underlying value.

Hypothetical Interim Payment per Security**

Hypothetical Percentage Change from Initial Underlying Value to Closing Value on Interim Valuation Date	Hypothetical Payment for Interim Valuation Date	Hypothetical Redemption***
100.00%	$1,006.667	Redeemed
50.00%	$1,006.667	Redeemed
25.00%	$1,006.667	Redeemed
0.00%	$1,006.667	Redeemed
-10.00%	$6.667	Securities not redeemed
-15.00%	$6.667	Securities not redeemed
-25.00%	$6.667	Securities not redeemed
-25.01%	$0.00	Securities not redeemed
-50.00%	$0.00	Securities not redeemed
-75.00%	$0.00	Securities not redeemed
-100.00%	$0.00	Securities not redeemed

Hypothetical Payment at Maturity per Security

Assumes the securities have not been automatically redeemed prior to maturity and does not include the final contingent coupon payment, if any

Hypothetical Percentage Change from Initial Underlying Value to Final Underlying Value	Hypothetical Payment at Maturity (Including Cash Value of any Underlying Shares Received at Maturity****)
100.00%	$1,000.00
75.00%	$1,000.00
50.00%	$1,000.00
25.00%	$1,000.00
0.00%	$1,000.00
-10.00%	$1,000.00
-15.00%	$1,000.00
-25.00%	$1,000.00
-25.01%	$999.90
-50.00%	$750.00
-75.00%	$500.00
-100.00%	$250.00

Selected Risk Considerations • You may lose a significant portion of your investment. If the securities are not automatically redeemed prior to maturity, your payment at maturity will depend on the final underlying value. If the final underlying value is less than the final buffer value, which means that the underlying has depreciated from the initial underlying value by more than the buffer percentage, you will not be repaid the stated principal amount of your securities at maturity but, instead, will receive a number of underlying shares of the underlying (or, in our sole discretion, cash based on the value thereof) and a cash buffer that together will be worth less than the stated principal amount. • You will not receive any contingent coupon following any valuation date on which the closing value of the underlying on that valuation date is less than its coupon barrier. • The securities may be automatically redeemed prior to maturity, limiting your opportunity to receive contingent coupons if the underlying performs in a way that would otherwise be favorable. • The securities offer downside exposure, but no upside exposure, to the underlying. • The securities are particularly sensitive to the volatility of the closing value of the underlying on or near the valuation dates. • The securities are unsecured debt securities and are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc. If Citigroup Global Markets Holdings Inc. defaults on its obligations under the securities and Citigroup Inc. defaults on its guarantee obligations, you may not receive anything owed to you under the securities. • The securities will not be listed on any securities exchange and you may not be able to sell them prior to maturity. • The estimated value of the securities on the pricing date will be less than the issue price. For more information about the estimated value of the securities, see the accompanying preliminary pricing supplement. • The value of the securities prior to maturity will fluctuate based on many unpredictable factors. • You will not receive dividends or have any other rights with respect to the underlying unless and until you receive underlying shares at maturity. • Even if the underlying pays a dividend that it identifies as special or extraordinary, no adjustment will be required under the securities for that dividend unless it meets the criteria specified in the accompanying product supplement. • The securities will not be adjusted for all events that may have a dilutive effect on or otherwise adversely affect the closing value of the underlying. • The securities may become linked to an underlying other than the original underlying upon the occurrence of a reorganization event or upon the delisting of the underlying shares. • If the underlying shares are delisted, we may call the securities prior to maturity for an amount that may be less than the stated principal amount. • The issuer and its affiliates may have conflicts of interest with you. • The U.S. federal tax consequences of an investment in the securities are unclear. The above summary of selected risks does not describe all of the risks associated with an investment in the securities. You should read the accompanying preliminary pricing supplement and product supplement for a more complete description of risks relating to the securities. Additional Information Citigroup Global Markets Holdings Inc. and Citigroup Inc. have filed registration statements (including the accompanying preliminary pricing supplement, product supplement, underlying supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the accompanying preliminary pricing supplement, product supplement, underlying supplement, prospectus supplement and prospectus in those registration statements (File Nos. 333 - 270327 and 333 - 270327 - 01) and the other documents Citigroup Global Markets Holdings Inc. and Citigroup Inc. have filed with the SEC for more complete information about Citigroup Global Markets Holdings Inc., Citigroup Inc. and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request these documents by calling toll - free 1 - 800 - 831 - 9146. Filed pursuant to Rule 433 This offering summary does not contain all of the material information an investor should consider before investing in the securities. This offering summary is not for distribution in isolation and must be read together with the accompanying preliminary pricing supplement and the other documents referred to therein, which can be accessed via the link on the first page. Citigroup Global Markets Holdings Inc. Guaranteed by Citigroup Inc.